Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of
the Investment Company Act of 1940, that the Dreyfus/Laurel Funds Trust (comprised of the Dreyfus Emerging Markets Local Debt Currency Fund
and Dreyfus Equity Income Fund (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under
the Investment Company Act of 1940 as of March 31, 2009.
Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.  Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2009 and with respect to agreement of security purchases and sales, for the period from
June 30, 2008 (the date of our last examination) through March 31, 2009:
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of March 31, 2009 and verified reconciling items;
5.         Confirmation of pending purchases for the Funds as of
March 31, 2009 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of
March 31, 2009 to documentation of corresponding subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for two purchases and two sales or maturities for the period June 30, 2008 (the date of our last examination) through March 31, 2009, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Asset Servicing Report on Controls Placed
in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period October 1, 2007 through September 30, 2008 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all control
policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through March 31, 2009. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Dreyfus/Laurel Funds
Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus/Laurel Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
June 29, 2009



June 29, 2009

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Emerging Markets Debt Local Currency Fund and Dreyfus Equity Income Fund ("the Funds") is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of Dreyfus Equity Income Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2009, and from June 30, 2008 through March 31, 2009. For Dreyfus Emerging Markets Debt Local Currency Fund, Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of as of March 31,2009 and from the Fund's inception of September 12, 2008 through March 31, 2009.

Based on the evaluation, Management asserts that Dreyfus Equity Income Fund was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009 and from June 30, 2008 through March 31, 2009 with respect to securities reflected in the Fund's investment accounts. For Dreyfus Emerging Markets Debt Local Currency Fund, Management asserts that the Fund was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009 and from the Fund's inception of September 12, 2008 through March 31, 2009 with respect to the securities reflected in the Fund's investment accounts.

Dreyfus/Laurel Funds Trust

Richard Cassaro
Assistant Treasurer